UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

DIVISION OF
CORPORATION FINANCE

03040190

December 5, 2003

Eugene Serban
Corporate Counsel
Lucent Technologies Inc.
Room 6G-214
600 Mountain Avenue
Murray Hill, NJ 07974

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/5/2003

Re: Lucent Technologies Inc.
Incoming letter dated October 1, 2003

Dear Mr. Serban:

This is in response to your letters dated October 1, 2003 and November 12, 2003 concerning the shareholder proposal submitted to Lucent by Joanne M Raschke. We also have received letters on the proponent's behalf dated October 16, 2003 and October 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
DEC 12 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish F. Hitchcock
1100 17th Street, N.W., 10th Floor
Washington, DC 20036-4601

1006240

Lucent Technologies
Bell Labs Innovations

Eugene Serban
Corporate Counsel

Room 6G-214
600 Mountain Avenue
Murray Hill, NJ 07974
Telephone: 908-582-8807
FAX 908-582-8048

VIA FEDERAL EXPRESS

October 1, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc./Request for Exclusion From
Proxy Materials of Shareholder Proposal by Joanne Raschke

Ladies and Gentlemen:

Lucent Technologies Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2004 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal (attached hereto as Exhibit A) (the "Proposal") submitted by Mrs. Joanne Raschke (the "Proponent"). We request that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would appreciate receiving the Staff's response by October 31, 2003.

The Proposal was submitted to the Company on September 12, 2003. The Proponent submitted an initial proposal to the Company on August 22, 2003, and revised the initial proposal to the Proposal in response to a letter from the Company dated September 5, 2003. All correspondence between the Company and the Proponent, other than the Proposal, is attached hereto as Exhibit B.

The Company believes that the Proposal may be omitted from the Company's Proxy Materials for the following reasons:

- the Proposal should be omitted under Rule 14a–8(i)(7) because it relates to the Company's ordinary business operations; and
- the Proposal should be omitted under Rule 14a-8(i)(4) because it is designed to further a personal or special interest, which is not shared by the other shareholders at large.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

1. The Proposal Should Be Omitted Under Rule 14a – 8(i)(7) Because It Relates To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Proposal clearly relates to the conduct and maintenance of pension plan funds and such matters are within the parameters of the Company's ordinary business. In particular, the Proposal seeks to have the Company's Board of Directors "...adopt a policy such that in the future only independent Directors participate in recommending policies governing the Company's pension benefit trusts, including the Lucent Retirement Income Plan, and only independent fiduciaries are appointed to invest or manage plan assets, free from specific investment direction from Lucent management."

The Staff has consistently permitted the exclusion of shareholder proposals relating to the conduct and maintenance of retirement plans under Rule 14a-8(i)(7) because such proposals relate to a company's ordinary business operations. See, *Honeywell International, Inc.*, (September 28, 2001), *DTE Energy Co.* (January 22, 2001); *International Business Machines Corp.* (January 2, 2001); *International Business Machines Corp.* (December 30, 1999); *Avery Dennison Corp.* (November 29, 1999); *United Technologies Corp.* (January 25, 1999); *E. I. du Pont de Nemours & Co.* (February 9, 1998). The Proposal, similar to the foregoing letters, involves proposed changes in the conduct and maintenance of the Company's pension plan and, therefore, is properly excludable as a matter of ordinary business.

The Proponent's supporting statement supports the view that the Proposal involves ordinary business operations of the Company. The supporting statement cites the use of pension assets to fund enhanced pension benefits to terminated employees and retiree medical expenses. Decisions regarding how the Company should fund its operations, what employee and retiree benefits it should provide, and how the Company should pay for such benefits, are clearly matters of ordinary business operations. The Company's management and directors must have the latitude, within the legal confines of the Employee Retirement Income Security Act of 1974 ("ERISA"), to make these determinations in the best interests of the Company and its shareholders. For instance, the Company's legitimate use of pension assets to fund enhanced pension benefits to terminated employees and retiree medical expenses saved the Company from using more than one billion dollars of its own operating cash to pay for such benefits. These actions were made in the best interests of the Company and its shareholders at large.

The Company's use of pension assets to fund enhanced pension benefits to terminated employees and retiree medical expenses, as cited by the Proponent, is a matter of appropriate business discretion and permitted under ERISA. The Proponent is not claiming, nor has the Company received any claims alleging, that these actions were an improper or illegal use of the Company's pension assets under ERISA. In fact, all the directors and employees of the Company who manage pension assets are obligated to act as fiduciaries under ERISA, which is admitted by the Proponent.

The manner in which the Company manages its pension fund is certainly ordinary business operations. Many companies have pension plans, including defined benefit plans such as the type of plan maintained by the Company. The Company needs to have discretion and control with regard to the most efficient manner in which to manage assets in accordance with its fiduciary obligations under ERISA. The Proponent desires to remove inside directors and employees from these functions of managing the pension fund. This, however, is impractical because the Company, as all other companies with pension plans, needs insiders to be involved in managing pension assets. It is customary for companies to have a certain number of insiders involved in managing pension assets and, in fact, such involvement by insiders is a legally accepted method for a company to discharge its fiduciary duties under ERISA. Although third parties manage over 85% of the Company's pension assets, the Company's management also needs to be involved in evaluating and overseeing the performance and administration of these non-affiliated institutions. The manner in which numerous companies in the United States, including the Company, manage their pension plans is clearly part of the ordinary business operations.

2. The Proposal should be omitted under Rule 14a-8(i)(4) because it is designed to result in a benefit to the Proponent, and to further a personal interest, which is not shared by the other shareholders at large.

Rule 14a-8(i)(4) permits exclusion of a shareholder proposal if "the proposal ... is designed to result in a benefit to [an individual shareholder], or to further a personal interest, which is not shared by the other shareholders at large." The Commission has established that the reason for the shareholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release No. 3638 (January 3, 1945). Rule 14a-8(i)(4) was established to permit companies to exclude shareowner proposals that involve disputes that are not of interest to all shareowners. The provision was adopted "because the Commission does not believe an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release No. 12999 (November 22, 1976).

In this case, the Proponent is the spouse of a Lucent retiree who is currently receiving a monthly pension from the Company. Clearly, the Proposal is designed to result in a benefit to the Proponent's family and the Company's other retirees by virtue of their status as retirees, rather than to the shareholders at large. Any change in the management of the Company's pension programs that is not subject to the fiduciary rules of ERISA and that would benefit retirees (such as an increase in benefits) could potentially result in additional costs to the Company and, in fact, be contrary to the interests of the shareholders at large.

It is also important to note that the Company's United States pension plans have approximately 250,000 beneficiaries, consisting of current and former employees. On the other hand, the Company has over 4 million shareholders. Accordingly, even if every beneficiary of the United States pension plans were a shareholder (which may not be the case), they would only constitute approximately 6% of the total number of shareholders. Clearly, this is an issue that does not impact all of the Company's shareholders.

In fact, it is evident from the Proponent's supporting statement that the Proponent is interested in enhancing the pension for retirees rather than benefiting shareholders as a whole. For example, the Proposal states that "Lucent used $800 million in pension assets to pay termination benefits when it downsized its work force in 2001 and 2002 and withdrew $1.2 billion in assets to pay retiree medical expenses between 1999 and 2002." These are statements from a retiree who is concerned about the pension fund and its beneficiaries, as opposed to a shareholder of the Company who is concerned about the pension fund and the Company as a whole. The Company complied with all applicable laws and regulations, including ERISA, when it made the payments and withdrawals referred to by the Proponent. These payments that the Proponent has highlighted were, in fact, made for beneficiaries of the Company's pension from excess funds in the pension plan. More importantly, these payments and withdrawals from the pension plan saved the Company from using its own operating cash to pay these benefits at a time when the Company was undergoing severe financial difficulties. This legitimate use of the pension fund, as permitted by ERISA, allowed the Company to pay enhanced pension benefits to terminated employees and retiree medical expenses while permitting the Company to save more than one billion dollars in cash, and, therefore, benefited the Company and all of its shareholders.

The Staff has consistently permitted the exclusion of proposals submitted by retirees or former employees relating to changes in pension benefits under Rule 14a-8(i)(4) because such proposals are designed to result in a benefit to the proponent or to further their personal interest, which benefit or interest is not shared with other shareholders at large. See, e.g., *Union Pacific Corporation* (January 31, 2000); *International Business Machines Corp.* (January 20, 1998); *General Electric Co.* (January 25, 1994); *International Business Machines Corp.* (Jan. 25, 1994). Similar to these no-action determinations, the Proposal is excludable because it would clearly confer a benefit to the Company's retirees as opposed to all of the Company's shareholders.

Therefore, for the reasons discussed above, it is our opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(4) because the Proposal is designed to result in a benefit to the Proponents that is not shared by all of the Company's shareholders.

In conclusion, for the reasons set forth above, the Company believes that it may properly exclude the Proposal from its Proxy Materials in accordance with Rule 14a-8. If the Staff disagrees with our conclusion that this Proposal may be omitted from the Proxy Materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed, stamped envelope. If you have any questions regarding this matter, please contact me at (908) 582-8807.

Very truly yours,

Eugene Serban
Corporate Counsel

Enclosures

Joanne M. Raschke
231 Pinetuck Lane
Winston-Salem, NC 27104
336-765-9765

(A)

Janet O'Rourke
Senior Manager for Corporate Governance
Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, New Jersey 07974

September 12, 2003

Dear Ms. O'Rourke:

As you requested, the attached Resolution, originally submitted August 25, 2003, has been shortened so that it is less than 500 words and so that it pertains to the single subject of independent governance of the Company's pension and retirement benefit trusts. The resolution is hereby resubmitted for the Lucent Technologies proxy statement for consideration at the Company's 2004 Annual Meeting.

I have reduced the total words in the proposal, including headings, to under 500 words. I have also altered the resolution to make clear that it concerns a single topic: the independence of the fiduciaries governing Lucent's pension and retirement benefit assets. As you know, the Plan Document distinguishes between Named Fiduciaries and delegated fiduciaries, which is why (for accuracy's sake) both are referenced. I believe that the proposal now conforms to SEC guidelines and precedent concerning single subject, but if you have any concerns we would be happy to discuss this further and try to resolve it amicably.

As the Proponent of the attached Resolution, I have continuously held a sufficient number of shares (5000+) at a market value greater than required by SEC Rule, for more than one year. Proof of my beneficial ownership was sent to you on August 25, 2003. I intend to own my shares through 2004 and to attend the Company's next annual meeting to introduce and speak for this stockholder resolution.

Thank you in advance for including my proposal in the Company's next proxy statement. If you have any questions or need any additional information from us, please do not hesitate to contact me in writing. You could also call Michael Calabrese, who is advising me on the SEC process, as he has many years of experience filing shareholder proposals for clients. He said you were very helpful in clarifying the problems you identified concerning revision of my proposal. His direct line is 202-986-9453.

Sincerely yours,
Joanne M. Raschke
Joanne M. Raschke
Enclosures

Independent Fiduciaries for Pension and Benefit Trust Funds

RESOLVED: The shareholders of Lucent Technologies urge the Board to adopt a policy such that in the future only independent Directors participate in recommending policies governing the Company's pension benefit trusts, including the Lucent Retirement Income Plan, and only independent fiduciaries are appointed to invest or manage plan assets, free from specific investment direction from Lucent management. For purposes of this resolution, "independent" shall have the same meaning as an "independent" director under New York Stock Exchange listing standards.

SUPPORTING STATEMENT

Lucent's pension fund manages assets (approximately $30 billion) are equal to roughly *four times* the Company's market capitalization. The plan's funding recently deteriorated from a $5.5 billion surplus in 2001 to a $1.7 billion deficit at the end of fiscal 2002. We believe this and other factors suggest the need for greater independence from management in the setting of pension investment and accounting policies.

As Named Fiduciary, the Board of Directors sets the basic policies governing the Plan and appoints other fiduciaries responsible for managing and investing plan assets. In our view, the Board's current reliance on management employees to oversee the investment of plan assets may encourage a short-term rather than long-term focus on the financial health of the Plan and ultimately, the Company.

We believe that all individuals responsible for the Plan's investment policies should be "independent" of management. We recognize that insiders appointed to manage plan assets are fiduciaries under federal law (ERISA) and must act in the exclusive interest of beneficiaries. Nonetheless, in light of the economic pressures on the Company and Plan, we believe as a matter of good corporate governance that responsibility for Plan policy-making should rest exclusively with independent directors and fiduciaries.

The Wall Street Journal recently highlighted Lucent in a Page One article explaining how companies use employee pension trusts strategically "to plump up earnings or cut costs, at the price of reduced funding for their pension plans." ("Firms had a Hand in Pension Plight," July 10, 2003.)

Several developments lead us to believe this reform will promote investor confidence:

- When Lucent calculates executive compensation, it does not omit "pension credits," which increase reported earnings based on projected pension returns and other assumptions. Pension credits boosted reported earnings $972 million in fiscal 2002. To the extent that Plan fiduciaries are management employees, including "pension credits" in calculations of executive pay may encourage a focus on short-term Plan returns.

- Lucent used $800 million in pension assets to pay termination benefits when it downsized its workforce in 2001 and 2002, and withdrew $1.2 billion in assets to pay retiree medical expenses between 1999 and 2002.

- In 2003 Lucent settled class action suits alleging ERISA violations by employee fiduciaries, recording a $420 million charge that included the cost of stock warrants representing about 5% of Lucent's outstanding stock.

We believe this governance reform assures an appropriate level of independence in the management of Lucent's benefit plan assets.

Please vote **FOR** this resolution.

Joanne M. Raschke
231 Pinetuck Lane
Winston-Salem, NC 27104
336-765-9765

(B)

August 22, 2003

Richard J. Rawson, Esq.
Senior Vice President and Corporate Secretary
Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, New Jersey 07974

Dear Mr. Rawson:

I hereby submit the attached stockholder proposal for inclusion in the Company's next proxy statement as allowed under Securities and Exchange Commission Rule 14a-8. I intend to present this proposal at the Company's 2004 annual meeting.

The resolution requests that the Board of Directors adopt a policy whereby (a) only independent Directors participate in recommending policies governing the Lucent Retirement Income Plan; and (b) only independent fiduciaries are appointed to set investment policy and to invest or manage plan assets, independent of specific direction from Company officials. I have included a brief supporting statement for publication in the proxy statement.

I have continuously held the requisite number of shares of common stock for more than one year. I intend to maintain the requisite ownership position through the date of the next Annual Meeting and to introduce and speak for the resolution at the Company's 2004 Annual Meeting. Proof of my beneficial ownership also is attached.

Thank you in advance for including my proposal in the Company's next definitive proxy statement.

Sincerely yours,

Joanne M. Raschke

Joanne M. Raschke

Enclosures

Fidelity Investments®

July 15, 2003

Joanne M. Raschke
231 Pinetuck Ln.
Winston Salem, NC 27104-3954

Dear Ms. Raschke:

This letter is in reference to your request for the transaction history relating to your position in Lucent Tech Inc. (LU)

I have enclosed the LU Position Detail. The Position Detail lists all transactions and monetary events for the security while it has been held in your Individual account Z03-137146.

Thank you for investing with Fidelity. If you have any questions pertaining to this letter, please contact me at 1-800523-5514, extension 6889. For all other inquiries, please contact your Premium Services team at 1-800-544-4442.

Sincerely,

Devon Goodwin
Premium Service Representative

Our File: W011843-14JUL03
Enclosures: LU Position Detail

Position Detail

[redacted]

Client: JOANNE M RASCHKE

Security ID / Description: [redacted]

Trade Date	Settlement Date	Account Type	Transaction Type	Event Quantity	Event Basis	Proceeds	Position Quantity	Position Basis
02/11/2000	02/11/2000	Cash	Receive	5,186.0000	$53,303.80	$0.00	5,186.0000	$53,303.80
06/01/2000	06/01/2000	Cash	Div Reinvest	1.9300	$103.72	$0.00	5,187.9300	$53,407.52
09/01/2000	09/01/2000	Cash	Div Reinvest	2.3940	$103.76	$0.00	5,190.3240	$53,511.28
10/02/2000	10/02/2000	Cash	NTxSpinOffOut-C	0.0000	$2,918.92	$0.00	5,190.3240	$56,430.20
10/02/2000	10/02/2000	Cash	NTxSpinOffOut-C	0.0000	$5.68	$0.00	5,190.3240	$56,435.88
10/02/2000	10/02/2000	Cash	NTxSpinOffOut-C	0.0000	$5.68	$0.00	5,190.3240	$56,441.56
12/01/2000	12/01/2000	Cash	Div Reinvest	6.1220	$103.81	$0.00	5,196.4460	$56,545.37
03/01/2001	03/01/2001	Cash	Div Reinvest	8.2760	$103.93	$0.00	5,204.7220	$56,649.30
06/01/2001	06/01/2001	Cash	Div Reinvest	12.2090	$104.09	$0.00	5,216.9310	$56,753.39
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$8,838.52	$0.00	5,216.9310	$65,591.91
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$0.70	$0.00	5,216.9310	$65,592.61
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$17.20	$0.00	5,216.9310	$65,609.81
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$359.75	$0.00	5,216.9310	$65,969.56
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$0.70	$0.00	5,216.9310	$65,970.26
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$18.26	$0.00	5,216.9310	$65,988.52
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$17.21	$0.00	5,216.9310	$66,005.73
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$0.74	$0.00	5,216.9310	$66,006.47
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$18.21	$0.00	5,216.9310	$66,024.68
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$0.74	$0.00	5,216.9310	$66,025.42
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$18.23	$0.00	5,216.9310	$66,043.65
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$0.74	$0.00	5,216.9310	$66,044.39
09/30/2002	10/03/2002	Cash	Buy - FBSI	1,000.0000	$774.95	$0.00	6,216.9310	$66,819.34

Fidelity Investments

August 1, 2003

Joanne M. Raschke
231 Pinetuck Ln.
Winston Salem, NC 27104-3954

Dear Ms. Raschke:

This letter is in reference to your request for the transaction history relating to your position in Lucent Tech Inc. (LU). This letter is also to confirm that you have continually held at least 5000 shares of the LU common stock position since February 11, 2000.

You have received the LU Position Detail in separate cover. The Position Detail lists all transactions and monetary events for the security while it has been held in your Individual account Z03-137146.

Thank you for investing with Fidelity. If you have any questions pertaining to this letter, please contact me at 1-800523-5514, extension 6889. For all other inquiries, please contact your Premium Services team at 1-800-544-4442.

Sincerely,

David Whalen
Premium Services Representative

Our File: W004479-01AUG03

Fidelity Service Company, Inc.
Customer Services Group
500 Salem Street OS2N4
Smithfield, RI 02917

Position Detail

Account No: [redacted]

Client: JOANNE M RASCHKE

[redacted]

Trade Date	Settlement Date	Account Type	Transaction Type	Event Quantity	Event Basis	Proceeds	Position Quantity	Position Basis
02/11/2000	02/11/2000	Cash	Receive	5,186.0000	$53,303.80	$0.00	5,186.0000	$53,303.80
06/01/2000	06/01/2000	Cash	Div Reinvest	1.9300	$103.72	$0.00	5,187.9300	$53,407.52
09/01/2000	09/01/2000	Cash	Div Reinvest	2.3940	$103.76	$0.00	5,190.3240	$53,511.28
10/02/2000	10/02/2000	Cash	NTxSpinOffOut-C	0.0000	$2,918.92	$0.00	5,190.3240	$56,430.20
10/02/2000	10/02/2000	Cash	NTxSpinOffOut-C	0.0000	$5.68	$0.00	5,190.3240	$56,435.88
10/02/2000	10/02/2000	Cash	NTxSpinOffOut-C	0.0000	$5.68	$0.00	5,190.3240	$56,441.56
12/01/2000	12/01/2000	Cash	Div Reinvest	6.1220	$103.81	$0.00	5,196.4460	$56,545.37
03/01/2001	03/01/2001	Cash	Div Reinvest	8.2760	$103.93	$0.00	5,204.7220	$56,649.30
06/01/2001	06/01/2001	Cash	Div Reinvest	12.2090	$104.09	$0.00	5,216.9310	$56,753.39
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$8,838.52	$0.00	5,216.9310	$65,591.91
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$0.70	$0.00	5,216.9310	$65,592.61
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$17.20	$0.00	5,216.9310	$65,609.81
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$359.75	$0.00	5,216.9310	$65,969.56
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$0.70	$0.00	5,216.9310	$65,970.26
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$18.26	$0.00	5,216.9310	$65,988.52
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$17.21	$0.00	5,216.9310	$66,005.73
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$0.74	$0.00	5,216.9310	$66,006.47
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$18.21	$0.00	5,216.9310	$66,024.68
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$0.74	$0.00	5,216.9310	$66,025.42
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$18.23	$0.00	5,216.9310	$66,043.65
06/03/2002	06/03/2002	Cash	NTxSpinOffOut-C	0.0000	$0.74	$0.00	5,216.9310	$66,044.39
09/30/2002	10/03/2002	Cash	Buy - FBSI	1,000.0000	$774.95	$0.00	6,216.9310	$66,819.34

Proxy Proposal:
Independent Fiduciaries for Pension and Benefit Trust Funds

Joanne M. Raschke, 231 Pinetuck Lane, Winston-Salem, NC 27104 who owns 6216 shares of the Company's common stock, hereby submits the following proxy resolution for action by the stockholders at the 2004 Annual Meeting.

RESOLVED: The shareholders of Lucent Technologies urge the Board of Directors to adopt a policy whereby (a) only independent Directors participate in recommending policies governing the Company's pension benefit trusts, including the Lucent Retirement Income Plan; and (b) only independent fiduciaries are appointed to set investment policy, or to invest or manage plan assets, free from specific investment direction from Company officials. For purposes of this resolution, "independent" shall have the same meaning as an "independent" director under New York Stock Exchange listing standards.

SUPPORTING STATEMENT

Lucent's pension fund manages assets (approximately $30 billion), equal to roughly *four times* the Company's market capitalization. The plan's funding recently deteriorated from a $5.5 billion surplus in 2001 to being $1.7 billion underfunded at the end of fiscal 2002. We believe this and other factors suggest the need for greater independence from management in the setting of pension investment and accounting policies.

As Named Fiduciary, the Board of Directors sets the basic policies governing the Plan and appoints other fiduciaries responsible for managing and investing plan assets. In our view, the Board's current reliance on management employees to oversee the investment of plan assets may encourage a short-term rather than a long-term focus on the financial health of the Plan and ultimately, the Company.

We believe that all individuals responsible for the Plan's investment policies should be "independent" of management. We recognize that insiders appointed to manage plan assets are fiduciaries under federal law (ERISA) and must act in the exclusive interest of beneficiaries. Nonetheless, in light of the economic pressures on the Company and Plan, we believe as a matter of good corporate governance it is prudent to lodge responsibility for Plan policy-making exclusively with individuals independent of Lucent.

The Wall Street Journal recently highlighted Lucent in a Page One article explaining how some companies use employee pension trusts strategically "to plump up earnings or cut costs, at the price of reduced funding for their pension plans." ("Firms had a Hand in Pension Plight," July 10, 2003.)

Several developments lead us to believe this reform will promote investor confidence:

- When Lucent calculates executive compensation, it does not omit "pension credits," which increase reported earnings based on projected pension returns and other assumptions. Pension credits boosted reported earnings by $972 million in fiscal 2002. To the extent that Plan fiduciaries are management employees, including "pension credits" in calculations of executive pay may encourage a focus on short-term Plan returns.

- Lucent used $800 million in pension assets to pay termination benefits when it downsized its workforce in 2001 and 2002 and also withdrew $1.2 billion in assets to pay retiree medical expenses between 1999 and 2002.

- In 2003 Lucent settled class action suits alleging ERISA violations by employee fiduciaries, recording a $420 million charge that included the cost of stock warrants representing about 5% of Lucent's outstanding stock.

We believe this governance reform would assure the highest possible level of independence in the management of Lucent's benefit plan assets.

Please vote **FOR** this resolution.

Lucent Technologies
Bell Labs Innovations

Janet E. O'Rourke
Senior Manager
Corporate Governance

Room 3C-510
600 Mountain Avenue
Murray Hill, NJ 07974
Telephone: 908-582-3329
Facsimile: 908-582-1089

September 5, 2003

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Mrs. Joanne M. Raschke
231 Pinetuck Lane
Winston-Salem, North Carolina 27104

Dear Mrs. Raschke:

This acknowledges receipt of your correspondence dated August 21, 2003 that contained a shareowner proposal. Lucent received your proposal on August 25, 2003.

As you know, the inclusion of shareowner proposals in proxy statements is governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Rule 14a-8 (Shareholder Proposals). That rule, among other requirements, allows a shareowner to submit only one proposal to present at a shareowner meeting. After reviewing your proposal, it appears that you are presenting more than one proposal. Please advise us whether your proposal relates to "(a) only independent directors participate in recommending policies governing the Company's benefit trusts" or"(b) only independent fiduciaries are appointed to set investment policy or invest or manage plan assets, free from specific investment direction from Company officials."

In addition, SEC rules also require that the proposal, including any accompanying supporting statement, may not exceed 500 words. Upon a review of your proposal, it appears that your proposal exceeds this word limit. Accordingly, please provide us a single proposal that contains less than 500 words. We must receive your revised proposal within 14 calendar days after receipt of this letter.

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CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

24 October 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal submitted by Joanne Raschke to Lucent Technologies

Dear Counsel:

I write on behalf of Joanne M. Raschke ("Ms. Raschke" or the "Proponent"), who submitted a shareholder resolution to Lucent Technologies ("Lucent" or the "Company"). By letter dated 1 October 2003, counsel for Lucent advised the Division that Lucent intends to omit the resolution and sought no-action relief accordingly. For the reasons stated below, Ms. Raschke respectfully urges the Division to deny Lucent's request.

The Resolution and Lucent's Objections

The shareholder resolution raises important policy questions about the Board of Directors' role in governing the Company's pension benefits trusts. Specifically, the proposal asks the Board "to adopt a policy such that in the future only independent Directors participate in recommending policies governing the Company's pension benefits trusts, including the Lucent Retirement Income Plan (LRIP), and only independent fiduciaries are appointed to invest or manage plan assets, free from specific direction from Lucent management. For purposes of this resolution, 'independent' shall have the same meaning as an 'independent' director under New York Stock Exchange listing standards."

As the supporting statement indicates, the Proponent's concern is "that all individuals responsible for the Plan's investment policies should be 'independent' of management." Under the document establishing the Lucent Retirement Income Plan as a qualified retirement trust (LRIP plan document, amended and restated effective as of January 1, 2000), the Board of Directors has chosen to serve as the principal "named fiduciary" for purposes of ERISA. In that capacity, and as we discuss below in more detail, the board establishes the basic policies governing the Plan and appoints the other fiduciaries responsible for managing and investing Plan assets. ERISA does not require corporate boards to undertake the responsibility of serving as a "named fiduciary."

Given that Lucent's board has chosen to exercise this policy-making responsibility, and on the basis of various developments cited in the supporting statement – facts reported by *The Wall Street Journal*[1] or disclosed in Lucent's own filings – Ms. Raschke believes that shareholders would benefit if only independent directors participated in recommending plan policy and the appointment of independent fiduciaries to control the investment of plan assets. The proposal goes only to the fundamental, board-level governance issue of *who* shall set investment policy for the Plan; it does not propose any particular benefit policy.

In response, Lucent argues that the proposal may be excluded under Rule 14a-8(i)(7), because it involves the ordinary business operations of the Company, and under Rule 14a-8(i)(4), because it is designed to result in a personal benefit and to further a personal interest of the Proponent not shared by shareholders at large. Lucent has failed to carry its burden of demonstrating why these exclusions apply, as it is required to do under Rule 14a-8(g), and its request should be denied.

Rule 14a-8(i)(7): Ordinary Business Operations

Lucent argues (at 2) that the proposal "involves proposed changes in the conduct and maintenance of the Company's pension plan and, therefore, is properly excludable as a matter of ordinary business." There are several responses to this point.

First, the fact that Ms. Raschke's proposal involves the Company's pension plan does not automatically disqualify it under the "ordinary business" exclusion. For example, the Division has denied no-action relief in response to similar arguments about resolutions proposing that a company should omit pension credits that are generated in connection with a company's pension plan when the company calculates performance-based compensation. *Qwest Communications International Inc.* (2 March 2001).

Second. Lucent's argument distorts the stated purpose of the resolution and cites as precedent a series of no-action decisions by the Division that have no relevance to the independent governance proposal presented here. As noted above, the proposal does not seek any change in Lucent's benefit policies. The proposal narrowly concerns the independence of governance decisions made at the Board level. It simply requests that when the Board of Directors exercises its discretion as "named fiduciary" under the terms of the pension trust, only *independent* directors participate, and further, that to the extent the Board of Directors *delegates* fiduciary control over investment policy, the Board appoint outside and independent fiduciaries rather than management insiders.

Ms. Raschke's resolution is therefore far removed from the proposals considered in the no-action letters cited by Lucent. Each of those no-action determinations involved the familiar scenario of a proponent recommending that specific benefit levels be altered or increased. *E.g., International Business Machines Corp.* (2 January 2001)(grant cost-of-living adjustment to retirees); *Avery Dennison Corp.* (29 November 1999)(same); *United Technologies Corp.* (25 January 1999)(same); *DTE Energy Co.* (22 January 2001)(grant full COLA to retirees and surviving spouses and eliminate effective date for

[1] Ellen Schultz, *Firms had a Hand in Pension Plight*, THE WALL STREET JOURNAL, 10 July 2003 (p. A1).

certain restrictions); *E.I. du Pont de Nemours & Co.* (9 February 1998)(asks board to stop transferring funds from surplus assets in a plan); *see also SBC Communications Inc.* (3 January 1997)(cap all pensions at $75,000).

We acknowledge that the Division has excluded shareholder proposals that seek to peg retiree benefits at certain levels, but Ms. Raschke's proposal is different in kind because it deals with corporate governance at the board level. Unlike the proposals in the no-action letters cited by Lucent, the proposal here concerns only the independence of the Board members and the fiduciaries named by those directors with respect to the core funding and investment policies of Lucent's pension trusts. It is clear from both the plan document governing the LRIP and from recent statements by Lucent management that the Board of Directors has a hands-on role as the principal "named fiduciary" of the Plan. The Employee Retirement Income Security Act of 1974 ("ERISA") requires that all qualified retirement assets be held in a separate trust, which is established under a written plan document that must specify one or more "named fiduciaries" who control and manage the plan's operation and administration. Under the plan document governing the LRIP, the Board has retained principal policy-making responsibility for itself, as a named fiduciary. In addition "the Company may delegate or allocate, as applicable, to another fiduciary or named fiduciary the responsibility to appoint, retain and terminate trustees and investment managers and to define the authorities and responsibilities of each." (Article 3.7, LRIP plan document, as amended and restated effective January 1, 2000.)

The Board's direct role in setting plan asset management and investment policy was confirmed in the Company's written reply in May to questions submitted by the Lucent Retirees Organization. After a meeting with Lucent CEO Patricia Russo, the retirees' organization submitted written questions asking, *inter alia*, whether the Board or management exercised control over the pension fund's basic investment policies. Lucent replied in writing that "[t]he pension fund has specific guidelines set and reviewed periodically by the Board of Directors on what proportion of equity and bonds must be maintained in the pension portfolio."

Moreover, the policies governing the funding levels and investment of the pension plan has in recent years become an issue of great shareholder concern and also of intense public and Congressional debate. These factors argue strongly against Lucent's contention that this resolution presents only "ordinary business" issues. Lucent is merely one of many companies to have developed a serious actuarial deficit in its traditional defined-benefit pension plan. As a result, the federal Pension Benefit Guarantee Corporation, which insures the payment of promised benefits to workers, has itself fallen from a record surplus to a recently announced deficit exceeding $8 billion.[2] Indeed, Congress is currently debating legislation that will offer companies relief from funding shortfalls by changing the interest rate assumptions used to calculate future liabilities. Earlier this month the House of Representatives passed H.R. 3108, the Pension Funding Equity Act, which is intended temporarily to replace the 30-year Treasury rate with a rate based on long-term corporate bonds for purposes of calculating corporate pension plan liabilities. 149 CONGRESSIONAL RECORD at H9295-99 (daily ed. 8 October 2003). This legislation

---

[2] See Associated Press, *Pension Insurance Deficit Sets a Record*, 15 October 2003.

has considerable importance for corporations and their pension funds, as it affects the way in which the present value of a fund's obligations is calculated and therefore how much additional money must be deposited into a fund.

Considerable concern has been expressed in Congress and elsewhere about the policy choices facing companies in this area. The deterioration of the PBGC's financial condition prompted the General Accounting Office in July 2003 to include the PBGC on its list of high-risk programs that require increased federal scrutiny. *Id.* (remarks of Rep. Boehner). For individual companies, the impact of underfunded plans can have a profound economic impact, for at certain levels of underfunding, companies will be required to make significant infusions of cash. An expert at Watson Wyatt Worldwide, a leading consulting firm, estimated that without legislation of the sort recently passed by the House, Fortune 1000 companies could be required to contribute as much as $160 billion in the next two years.[3] Indeed, General Motors announced earlier this month that it has added $13.5 billion to its pension funds and may add as much as $6 billion in the coming months.[4]

Whether the deterioration in pension funding at Lucent and other companies is entirely due to financial market trends or, as *The Wall Street Journal* reported, to strategic moves aimed at bolstering reported earnings, is a matter of growing public debate with important implications for shareholders. According to the Journal's Page One story that discussed practices at Lucent and other companies:

> Over the past decade, U.S. companies have siphoned off billions of dollars in assets from their pension plans. They've used the cash to pay for retirees' health coverage, the costs of laying off workers and even fees to benefit consultants.[5]

Within this context, Lucent represents an extraordinary instance of this dramatic deterioration in pension funding, coupled with controversial Board decisions with respect to plan funding. Lucent's pension trust manages assets (approximately $30 billion) that amount to roughly *four times* the Company's market capitalization. The plan's funding deteriorated rapidly from a $5.5 billion surplus in 2001 to a $1.7 billion deficit at the end of fiscal year 2002.[6] With Lucent reporting losses for 13 straight quarters from 2000 to 2003, a variety of Board policies concerning the pension fund have had significant impacts on operating results. For example, Ms. Raschke's supporting statement recites the *The Wall Street Journal* report that Lucent used $2 billion in pension assets to pay retiree medical expenses and to pay termination benefits to laid off workers, expenses that would normally have reduced operating net income. The supporting statement also cites a $420 million charge to earnings this year stemming from the settlement of class action suits alleging, *inter alia*, ERISA violations by non-independent employee fiduciaries.[7]

---

[3] Albert B. Crenshaw, *The Retirement-Funding Debate*, THE WASHINGTON POST, 19 October 2003 (p. F4)
[4] Albert B. Crenshaw, *A System Going Under*, THE WASHINGTON POST, 19 October 2003 (p. F1).
[5] Ellen Schultz, *Firms had a Hand in Pension Plight*, THE WALL STREET JOURNAL, 10 July 2003 (p. A1).
[6] *Ibid.*
[7] See *Yahoo!Finance*, "Lucent Technologies Inc Form 8-K," March 28, 2003 (accessed 21 August 2003 at http://biz.yahoo.com/e/030328/lu8-k.html).

Significant policy issues are thus present when, as here, Lucent's board exercises direct responsibility for making policy decisions with respect to the Company's pension fund assets. Ms. Raschke's resolution raises the concern that Board policies may reflect more of a short-term focus on earnings, rather than a more long-term focus on what is good for Lucent at a time when corporate pension systems are under severe economic stress and when a wrong decision on funding levels could trigger the need for mandatory cash contributions from the corporate Treasury to shore up Lucent's pension fund.

Unlike the shareholder resolutions in the no-action letters cited by Lucent, Ms. Raschke's resolution does not focus on specific benefit levels, or whether there should be COLAs, or whether retiree plans should pay for dental and eyeglass coverage, or the other sorts of issues that the Division has ruled are "ordinary business." Instead, her proposal focuses on a key issue of corporate governance: Given the current public controversy over pension underfunding, who at the board level should decide these pension policy issues? The entire board, including Lucent insiders? Or the independent directors, whose job it is to oversee management and who are presumably more neutral?

The emergence of a major public debate over adequate funding of corporate pension plans recalls the situation presented several years ago in a no-action letter that Lucent conspicuously fails to mention, namely *International Business Machines Corp.* (16 February 2000). The resolution was filed shortly after IBM decided to switch from a traditional defined-benefit pension plan to a cash-balance plan. The effect of that conversion was to lower the value of pension benefits for a number of employees, many of whom were not that many years away from retirement. The resolution, submitted by a current IBM employee, sought to maintain existing benefit levels for affected workers. Specifically, the proposal asked the IBM board to adopt a policy whereby all employees, regardless of age, would receive the same retirement medical insurance and pension choice as employees within five years of retirement and also that IBM's portable cash balance plan would provide a monthly annuity equal to that expected under the former pension plan or a lump sum that was actuarially equivalent.

Not surprisingly, IBM argued that this was a classic "ordinary business" proposal that tried to micromanage the level of benefit payments made to retirees. And the resolution did just that. Nonetheless, the issue of cash-balance conversions had at the time sparked significant public debate, congressional hearings and legislation, and a policy review by federal agencies into whether cash-balance plans unlawfully discriminated against older workers. Against such a background, the Division rejected IBM's "ordinary business" defense, even though the proposal did nothing more than recommend the computation of retiree benefits using one formula rather than another.

In reaching this conclusion in *IBM*, the Division explained that in "view of the widespread public debate concerning the conversion from traditional defined benefit pension plans to cash-balance plans and the increasing recognition that this issue raises significant social and corporate policy issues, it is our view that proposals relating to the conversion from traditional defined benefit pensions plans to cash-balance plans cannot be considered matters relating to a registrant's ordinary business operations."

If the *IBM* resolution did not involve "ordinary business," than neither does this proposal. The topic raised by Ms. Raschke – who on the Lucent board should be making basic policy judgments in this area? – is no less fraught with policy significance. If anything, the argument against omission of the proposal is even stronger here than in *IBM* because Ms. Raschke's proposal does not ask the board to take any action with respect to specific benefit levels that will be paid to employees.

Lucent argues that the Company "must have the latitude" to make funding and investment policy decisions that impact its operations. As an example, it cites (as does Ms. Raschke) Lucent's decision to use pension assets to fund termination benefits and retiree medical expenses, which "saved the Company from using more than one billion dollars of its own operating cash to pay for such benefits." Ms. Raschke agrees that the Board of Directors should have the latitude to make these sorts of judgments. Indeed, nothing in her shareholder proposal would limit the Board's discretion or would hinder the Board from reaching precisely the same conclusion it has in the past concerning the legitimate use of pension assets to avoid the use of operating cash. The issue she is trying to present is: *Who* on the board should make these judgments? By limiting decisions concerning the funding and investing of plan assets to independent Board members and fiduciaries, the proposal simply aims to minimize both the perception and reality of any conflict of interest among officers and other management employees whose performance-based compensation depend on operating results that in turn are influenced heavily by pension funding policies, pension investment guidelines and pension credit assumptions. As noted above, the potential for conflict is particularly salient at Lucent where the pension trust holds assets roughly four times larger than the Company's market capitalization.

Finally, Lucent claims the proposal goes to the "manner in which the Company manages its pension fund," and that although "third parties manage over 85% of the Company's pension assets, . . . management also needs to be involved in evaluating and overseeing the performance and administration of these non-affiliated institutions." Again, the Company distorts the plain meaning and purpose of the proposal. The proposal requests that only independent Directors participate in recommending policies governing the pension trusts and that those Directors appoint "only independent fiduciaries ... to invest or manage plan assets, free from specific investment direction from Lucent management." Thus, it is clear that management employees can "be involved in evaluating and overseeing the performance and administration" of outside investment managers. The only limitation is that insiders not provide specific investment direction. Indeed, since 85% of the Company's pension assets are already managed by outside (and presumably independent) investment managers, the proposal's primary impact would be to reserve the power to specifically set investment policy or direct investment choices to the independent Directors or their independent designees.

Moreover, the proposal does not even apply to the ministerial or benefit-related functions of management employees designated by the Board under the terms of the Plan.

According to Article 3 of the LRIP plan document, the Board appoints an Employee Benefits Committee and Pension Plan Administrator to "grant or deny claims for benefits" and to carry out related administrative functions. Since handling benefit claims, evaluating fund manager performance and other ministerial duties are unrelated to the proposal's narrow focus on the authority to "invest or manage" plan assets, there is no reason to believe that the proposal would in any way hinder the effective and efficient operation of the pension plan.

Rule 14a-8(i)(4): Personal Benefit or Interest

Lucent's final argument may be quickly dispatched. The Company claims that the resolution may be omitted because "the Proponent is the spouse of a Lucent retiree who is currently receiving a monthly pension from the Company." The Company argues (at 4) that "the Proposal is designed to result in a benefit to the Proponent's family and the Company's other retirees by virtue of their status as retirees, rather than to the shareholders at large." Lucent cites no-action determinations "relating to changes in pension benefits" to support its view.

This argument rests on a false characterization of the resolution. As noted above, the resolution does not propose *any* change in the value of benefits paid to retirees, or to anyone else. Indeed, the resolution does not suggest any substantive change in Lucent's pension policies, nor does it address in any way the nature or level of pension benefits paid to current or future retirees. The resolution relates simply and narrowly to the issue of *who* should make policy decisions concerning the pension plan's funding and investment allocation – on the independence of the Plan's governance. Indeed, as noted above, the resolution would not in any way alter the current process by which the Employee Benefits Committee and Pension Plan Administrator would "grant or deny claims for benefits."

The Company asserts that "the Proponent is interested in enhancing the pension for retirees rather than benefiting shareholders as a whole." The problem with this claim is that the defined monthly benefit received by the Proponent's spouse is by definition fixed; it cannot be increased or decreased because the governance of the pension fund is more or less independent of management. The Lucent retirement plan is a traditional, defined-benefit plan; and since Proponent's spouse is already retired and receiving a fixed monthly benefit, there is nothing vaguely related to the shareholder resolution that could increase the value of that monthly benefit. Indeed, not even the under-funding of the plan is of any *personal* concern to the Proponent, other than as a shareholder, because while the federal government (through PBGC) guarantees her spouse's vested monthly pension benefit, it is Lucent shareholders who retain the liability for paying those benefits.

Apart from these factual points, there is a fundamental flaw with Lucent's legal argument, in that it focuses on the "personal benefit" portion of the (i)(4) exclusion without adequately considering the "not shared by the other shareholders at large" prong of the test. Ms. Raschke's proposal embodies a policy issue that is (or should be) of interest to Lucent shareholders as a whole, *i.e.*, When the Board of Directors has retained authority for managing a pension fund that is four times the size of Lucent's market capitalization, and when that fund is itself underfunded by more than $1 billion, and when (in the Proponent's view) short-term decisions that boost earnings may have negative long-term impacts for the Company, may the shareholders recommend that only the independent directors should be setting policy for Lucent's pension benefit trusts? The issues presented here go far beyond questions such as whether retirees should get a 3% COLA or a 4% COLA or any COLA at all.

As with Lucent's "ordinary business" argument, the no-action letters it cites (at 5) do not support exclusion. All of them sought quite explicitly to increase pension levels for retired employees. Period. There was no overriding policy significance to any of the proposals, nor any reason to believe that the resolutions would be of more general interest to shareholders.

We note too that the Division squarely rejected IBM's attempt to invoke this "personal benefit" exclusion in connection with the cash-balance conversion resolution discussed above. There, as here, the company argued that the resolution involved nothing more than an attempt by IBM employees to adjust specific benefit levels, which topic was said to be of no interest to other shareholders. The *IBM* letter denied no-action relief, apparently for reasons similar to those cited by the Division in rejecting the "ordinary business" claim, *i.e.*, the "widespread public debate concerning the conversion" of these plans and "the increasing recognition that this issue raises significant social and corporate policy issues."

The policy issues here are no less significant and of no less interest to shareholders than the cash-balance conversion issues presented in the resolution at issue in *IBM*. For these reasons, Lucent's reliance on the (i)(4) exclusion is misplaced.

<u>Conclusion.</u>

For these reasons, we respectfully ask the Division to advise Lucent that the Division does not concur with Lucent's view that Mrs. Raschke's resolution may be excluded from the Company's proxy materials.

Thank you for the opportunity to submit these comments. Please do not hesitate to contact me if there is additional information that I can provide.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Eugene Serban, Esq.
Michael Calabrese, Esq.

Lucent Technologies
Bell Labs Innovations

Eugene Serban
Corporate Counsel
Room 6G-214
600 Mountain Avenue
Murray Hill, NJ 07974
Telephone 908-582-8807
FAX 908-582-8048

VIA FEDERAL EXPRESS

November 12, 2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc./Request for Exclusion From Proxy Materials of Shareholder Proposal by Joanne Raschke

Ladies and Gentlemen:

Lucent Technologies Inc. (the "Company") is submitting this letter to respond to Mr. Hitchcock's letter of October 24, 2003, submitted on behalf of the proponent Ms. Joanne Raschke (the "Proponent").

Although Mr. Hitchcock's letter is framed as a response to the Company's objections to include the Proponent's proposal in the Company's proxy statement, the letter actually attempts to narrow the scope of the proposal and mischaracterizes the proposal as a public policy issue.

The proposal requests that "in the future only independent Directors participate in recommending policies governing the Company's pension benefit trusts . . . and only independent fiduciaries are appointed to invest or manage plan assets . . . ." (underlined for emphasis). Despite the text of the proposal, Mr. Hitchcock argues that the proposal only involves the "board-level governance issue of who shall set investment policy" and that independent directors should "set investment policy" and "provide specific investment direction." This is a mischaracterization of the proposal. From a plain reading of the proposal, it is obvious that the proposal, as written, is much broader in scope than just proposing that independent directors be involved in setting investment policies for the pension plans. The proposal is about independent directors being involved in recommending all types of policies for the Company's pension plans and about independent fiduciaries being appointed to invest and to manage plan assets. In fact, in the supporting statement to the proposal, the Proponent asserts that the responsibility for "Plan policy-making" should be with independent directors.

The Company's existing policies and procedures for the pension fund not only involve matters of ordinary business but also, contrary to Mr. Hitchcock's arguments, ensure independence in the management of the pension assets. Therefore, the purpose of the Proponent's proposal is completely achieved. Moreover, as we previously maintained in our original no-action request letter dated October 1, 2003 (the "Original Letter") the proposal is excludable under Rule 14a-8(i)(7) because it involves matters of ordinary business.

With respect to the first part of the Proponent's proposal, namely independent directors making pension policy decisions, the Company's Board sets overall investment and policy guidelines for the pension fund in accordance with its fiduciary responsibilities under the Employee Retirement Income Security Act of 1974 ("ERISA"). Matters relating to the pension fund are handled in the first instance through the Audit and Finance Committee of the Company's Board. The Company's Audit and Finance Committee is, and has always been, comprised entirely of directors who are independent under the recently amended New York Stock Exchange criteria. Furthermore, nine of the Company's eleven Board directors are independent under the New York Stock Exchange criteria.

With respect to the second part of the Proponent's proposal, namely that independent fiduciaries should invest or manage the pension assets, the Board delegates certain responsibilities to an internal committee of qualified senior management (the Pension and Benefit Investment Committee) to discharge the Company's fiduciary duties under ERISA. With oversight by the Pension and Benefit Investment Committee, the pension assets are professionally managed by a Company subsidiary composed of investment professionals who also act as fiduciaries. As previously described in the Original Letter, these professionals select third party institutions and outside investment professionals who are not affiliated with the Company. Specific investments are made by these third party fund managers, and not by employees of the Company or its subsidiary.

In the Original Letter, we stated that third parties manage over 85% of the Company's pension assets with the Company's management overseeing these third parties. In fact, upon further investigation, third party professionals manage practically all of the pension plan assets, with management and oversight by investment professionals from a Company subsidiary and overall oversight by the Pension and Benefit Investment Committee.

Furthermore, the Company, in the Original Letter, provided numerous reasons and examples of why it is necessary for the company to have a certain degree of insider involvement in managing pension assets and why this proposal is excludable as a matter of ordinary business under Rule 14a-8(i)(7). Without repeating all of our previous arguments to the Division of Corporate Finance (the "Staff"), we would like to highlight a few of our points below.

Decisions regarding how the Company should fund its operations, what employee and retiree benefits it should provide, and how the Company should pay for such benefits, are clearly matters of ordinary business operations. Interestingly, Mr. Hitchcock argues that with regard to our decision to use pension assets to fund termination benefits and retiree medical expenses, which saved us from using more than one billion dollars of our own operating cash to pay for such benefits, the proposal would not "hinder" the board from reaching the same conclusion. This is again an example of Mr. Hitchcock's distortion of the Proponent's proposal. As previously stated, the proposal is not limited to having independent directors only set investment policies, but rather the proposal potentially also covers the spending of pension assets and funding of the plan. The proposal, therefore, could "hinder" the Board in the future from reaching the same conclusion and certainly would limit the Board's discretion in this matter. This is a matter of ordinary business operations. It is, in fact, necessary for the Company to have a certain number of insiders involved in managing pension plan assets, providing recommendations to the Company's board about pension plan policies, and overseeing the performance, investment decisions and administration of third parties. These are all matters of ordinary business operations.

Mr. Hitchcock further argues that because the proposal involves the Company's pension plan, this does not automatically disqualify it under the ordinary business exclusion. We agree that there is no automatic disqualification, but we have expressed in this letter and in the Original Letter that based on the specifics of the Proponent's proposal it should be disqualified under the ordinary business exclusion. As support for Mr. Hitchcock's proposition, Mr. Hitchcock cites to the no-action relief granted in *Qwest Communications International Inc.* (March 2, 2001). The use of this no-action letter in the context of the Proponent's proposal is misleading and disingenuous. *Qwest Communications* involved a proposal about omitting a company's calculation of pension credits in its determination of performance-based compensation. This is completely irrelevant to the

Proponent's proposal. In fact, we received a very similar proposal and we are not seeking no-action relief.

Mr. Hitchcock also mischaracterizes the Proponent's proposal as a proposal that involves significant public policy issues. Despite Mr. Hitchcock's hyperbole concerning the major public debate involving adequate pension plan funding and the deterioration of various companies pension assets, we do not believe that this is relevant to the Proponent's proposal. While we certainly acknowledge some public concern about adequate pension plan funding for certain domestic corporations, public concern has not been raised about procedures for managing pension assets. Furthermore, we respectfully do not agree that there is a direct correlation between the Proponent's proposal relating to independent director involvement in policies governing the Company's pension plans and having adequate funding for corporate pension plans in general. The Company's directors and management act as fiduciaries with respect to pension plan assets under the Employee Retirement Income Security Act of 1974 ("ERISA"), and in so doing they also take actions that are in the best interests of the Company and its shareholders at large. This method of managing pension assets, which is also used by most other large publicly traded companies, is not specifically related to the current public policy issue of adequate pension funding and is clearly part of the ordinary business operations.

Mr. Hitchcock cites the no-action letter of *International Business Machines Corp.* (February 16, 2000) to support his argument that the Proponent's proposal involves a significant public policy issue. Once again this is misleading. The IBM letter involved the decision by IBM to switch from a traditional defined-benefit pension plan to a cash-balance plan and the effect of such a conversion was to lower the value of pension benefits. As correctly asserted by Mr. Hitchcock, the issue of cash-balance conversions had at the time raised a significant public policy issue of age discrimination, among other issues. The Staff, therefore, rejected IBM's argument that the conversion involved ordinary business because of the widespread public debate and recognition that the conversion raised significant social and corporate policy issues. The Proponent's proposal, however, does not raise significant public policy issues, as explained above in this letter. The Proponent's proposal is not related to adequate pension funding. As previously asserted, the proposal is broad in scope and covers independent directors participating in policies governing the Company's pension assets.

For the reasons set forth in this letter and our Original Letter, the Company believes that it may properly exclude the Proponent's proposal from its proxy materials for its 2004 Annual Meeting of Shareowners (the "Proxy Materials") in accordance with Rule 14a-8. If the Staff disagrees with our conclusion that the subject proposal may be omitted from the Proxy Materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

If the Staff has any questions or comments regarding this or our prior submission, please contact the undersigned. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to us in the enclosed self-addressed and stamped envelope.

Very truly yours,

Cc: Joanne Raschke
Cornish Hitchcock, Esq.
Michael Calabrese

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

FAX TRANSMISSION

16 October 2003

To: Grace Lee, Esq.
At: SEC Division of Corporation Finance
Fax: 942-9525

cc: Eugene Serban, Esq.
At: Lucent Technologies
Fax: 908-582-8048

We are sending 1 page, including this cover sheet. If there are any questions, call Con Hitchcock at the number shown above. Original will not follow by mail/UPS.

Dear Ms. Lee:

I write to advise that I have been retained to respond to the request for no-action relief from Lucent Technologies in connection with the shareholder resolution submitted by Joanne Raschke. I am working on the matter and anticipate filing a response next week.

As a preliminary matter, I note that Lucent's letter of 1 October 2003 requests a response by 31 October 2003. Lucent's letter does not specify why the Company is requesting such expedited action or whether such a request is consistent with the 80-day filing deadline in Rule 14a-8(j). If Lucent is seeking a waiver because it plans to file definitive proxy materials in less than 80 days after its 1 October submission, a waiver should be denied because no good cause has been demonstrated.

I further note that the earliest date upon which Lucent has filed definitive proxy materials over the past seven years is 21 December. Such a timeline is consistent with the 80-day deadline in the Rule and suggests that there will be adequate time for the Division to act upon receipt of the proponent's response.

Thank you for your consideration of these points. Please do not hesitate to contact me if you have any questions.

Very truly yours,

Con Hitchcock

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lucent Technologies Inc.
Incoming letter dated October 1, 2003

The proposal relates to urges the board to "adopt a policy such that in the future only independent Directors participate in recommending policies governing the Company's pension benefit trusts, including the Lucent Retirement Income Plan, and only independent fiduciaries are appointed to invest or manage plan assets, free from specific investment direction from Lucent management."

There appears to be some basis for your view that Lucent may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Lucent omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lucent relies.

Sincerely,

Grace K. Lee
Special Counsel